UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 03 , 2002

Petróleo Brasileiro S.A. - PETROBRAS (Brazilian Petroleum Corporation - PETROBRAS)
(Translation of registrant's name into English)

Avenida República do Chile, 65, 20035-900 - Rio de Janeiro - RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.) Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).
No. 82-4153

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signe on its behalf by the undersigned, thereunto duly authorized.

Petróleo Brasileiro S.A. - PETROBRAS
(Registrant)

Date: July 03, 2002

By: [signature]

Name: Luciana Bastos de Freitas Rachid
Title: Executive Manager

PETROBRAS

Good Practices Code and Guidelines for Corporate Governance

(Rio de Janeiro, July 1st, 2002) - PETRÓLEO BRASILEIRO S.A. – PETROBRAS, [BOVESPA: PETR3/PETR4, NYSE: PBR/PBRA], Brazil's biggest oil, petrochemicals and energy company announces that although the period for compliance contained in Article 16 of CVM Instruction 358 of January 3 2002 has been extended to July 30 2002, at a meeting held in June 28, the Company's Board of Directors has approved the Company's Good Practices Code (attached).

The matters comprising the Good Practices Code cover the Policy for Disseminating Information on Acts and Events of Relevance to the Market, the Policy for the Negotiation of Securities, the Policy for Conduct of Management and Employees comprising the Senior Management, the Policy for Indication to Management Positions at the Subsidiaries, Controlled Companies and Affiliates and Investor Relations Policy.

The Board of Directors also approved the Guidelines for Corporate Governance (attached) which deal with aspects related to the functioning of the above-mentioned Board of Directors as well as the consulting process involving preferred shareholders in some relevant matters.

Through these initiatives together with the Bylaws approved by the Extraordinary General Shareholders' Meeting on June 10 2002, the Company shows that it is adopting the best practices of Corporate Governance in the market.

http: //www.petrobras.com.br/ri/ingles

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Luciana Bastos de Freitas Rachid – Executive Manager
E-mail: lrachid@petrobras.com.br
Carlos Henrique Dumortout Castro – Manager
E-mail: carloshdc@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510

THOMSON FINANCIAL/CARSON
Isabel Vieira (New York)
(212) 701-1823
isabel.vieira@thomsonir.com
Richard Marte (New York)
(212) 701-1812
richard.marte@tfn.com
Valter Faria (Brazil)
(11) 3848-0887 ext. 202
valter.faria@thomsonir.com.br

LISTED BOVESPA COMPANY

PBR LISTED NYSE

PBRA LISTED NYSE

PETROBRAS'S GOOD PRACTICES CODE

Petróleo Brasileiro S/A – Petrobras's Board of Directors, based on the functions granted through its Corporate Bylaws, and pursuant to CVM Instruction 358 of January 3 2002[1], and as recorded in the Board's Minutes Register of the meeting held on May 10 2002, has decided to approve the following Internal Policies for (i) Disseminating Information on Acts or Events of Relevance to the Market; (ii) Negotiation of Securities; (iii) Conduct of Management and Employees who comprise the Senior Management of Petrobras; (iv) Indication to Management Positions in the Subsidiaries, Controlled Companies and Affiliates and (v) Investor Relations Policy:

The Board of Directors recommends, where appropriate, the adoption of the policies contained in this Good Practices Code by the controlled companies.

PRELIMINARY CONSIDERATIONS

Considering that:

I - Petrobras is a publicly held open capital company with its shares negotiated on the stock exchanges;

II – besides carrying out their functions to achieve the objectives and assure the best interests of the Company, and having satisfied the requirements as to the public good and the social function of the Company, the management must loyally serve the said Company;

III – it is incumbent on management (i) to communicate to the market, through the Investor Relations Director, acts and events relevant to the market on the Company's business (Duty to Inform), (ii) to maintain this information confidential until its communication and dissemination to the market (Duty of Confidentiality), as well as (iii) ensure that subordinates and third parties privy to this same information exercise confidentiality (Duty to Ensure Confidentiality among those not part of Management);

IV – those individuals privy to this information due to both the post or position which they hold and also in the light of the policy of delegating responsibilities to Petrobras' employees, may not use this same information for their own benefit or that of others through the negotiation of securities (Duty not to Use Privileged Information);

V – it is necessary that both management and also employees of Petrobras conduct themselves according to the highest ethical standards, avoiding situations of conflict of interest or improper behavior involving the negotiation of securities issued by the Company;

[1] It is strongly recommended that the recipients of this Code closely read CVM Instruction 358 of January 3 2002, as well as Section IV (Duties and Responsibilities) of Chapter XII (Board of Directors and Executive Board) of the Corporate Law.

VI – the Company's management has the duty (as provided for under the provisions of the Brazilian Securities and Exchange Commission – CVM) to immediately inform the CVM and the stock exchanges or entities responsible for the organized over-the-counter market on which the securities issued by the Company are authorized to trade, as to its shareholdings in the Company and respective changes ;

VII – it is important to adopt an efficient policy of market relations for the purpose of providing the investors and market analysts with information not only related to prospects for the Company, thus providing the basis for decisions as to investments and divestments of the Company's securities, but also for enabling the holders of these securities to fully exercise their rights acquired through the said securities, especially voting rights.

It is herewith resolved to establish the following norms that will govern Petrobras's Internal Policies for Disseminating Information on Acts or Events Relevant to the Market; the Negotiation of Securities; the Conduct of Management and Employees who comprise the Senior Management of Petrobras; the Indication to Management Positions in the Subsidiaries, Controlled Companies and Affiliates and the Investor Relations Policy.

Chapter I

POLICY FOR DISSEMINATING INFORMATION ON ACTS OR EVENTS OF RELEVANCE TO THE MARKET

Article 1 It is incumbent on the Investor Relations Director to ensure that the information on acts or events of market relevance that have taken place or relating to Petrobras's businesses be disseminated to the market in the form established in the legislation and in this Code.

Article 2 The Investor Relations Director must inform the act or event of market relevance to the Brazilian Securities and Exchange Commission - CVM, the São Paulo Stock Exchange - Bovespa, and any other stock exchange or entity responsible for the organized over-the-counter market in which securities issued by the Company are authorized to be traded as well as ensure the widest and immediate dissemination of the information simultaneously to all these markets.

Para. 1 Dissemination will be through the publication in the mass circulation newspapers customarily used by the Company, it being permissible to publish in a summarized format with an indication of Internet addresses where the complete information is available to all investors, in a manner at least identical to that delivered to the entities mentioned in the first sentence of this article.

Para. 2 Whenever possible, dissemination will be made before the start or after the close of trading in Brazil (Bovespa) and the United States (NYSE) and should this not be possible, precedence will be given to the hours the Brazilian market is open for business.

Article 3 For the Investor Relations Director to take the necessary steps to disseminate the information, the following bodies must communicate in writing any act or event of market relevance of which they have knowledge: the Directors, members of the Board of Directors and the Fiscal Council, any bodies with technical or consultative functions created as a result of a statutory resolution and the Business and Management Committees created respectively by the Board of Directors and by the Executive Board of Petrobras.

Sole Paragraph. The Investor Relations Director will inform the steps he has taken immediately and in writing to the individual who has sent the original communication.

Article 4 Exceptionally, the Investor Relations Director has the discretion not to disseminate the act or event of market relevance if he understands that its appropriateness will put at risk the Company's legitimate interests and, when necessary and according to legal requirements, requesting the Brazilian Securities and Exchange Commission – CVM to maintain the information confidential.

Para. 1 The Investor Relations Director may present this material for the decision of the Company's Executive Board and the latter in turn, to the Board of Directors.

Para. 2 Should the matter be submitted for the examination of the Brazilian Securities and Exchange Commission - CVM, the request will be addressed to the President of the CVM, in a sealed envelope marked with the word confidential.

Article 5 Should the decision have been taken to maintain the act or event confidential, the Investor Relations Director must immediately announce it in the case of an information leak or if an atypical fluctuation occurs in the quotation, price or quantity negotiated in securities issued by the Company or instruments indexed to such securities.

Article 6 Should the individuals cited in article 3 above have personal knowledge of the act or event of market relevance and it is found that the Investor Relations Director has failed to fulfill his duties of communication and dissemination, including the eventuality mentioned in article 5, they must deliver a copy of the correspondence containing the details cited in the first sentence of article 3 and according to its Sole Paragraph, to other members of the Executive Board and to the Board of Directors, in order that the necessary action can be immediately taken to disseminate the information.

Para.1 If, in spite of this, the question remains pending then the directors, members of the Board of Directors, of the Fiscal Council and any organs with technical and consultative functions created by statutory resolution, will only be exempt from responsibility should they immediately communicate the act or event of market relevance to the CVM.

Para. 2 The Director or member of the Board of Directors who is in disagreement as to the decision not to disseminate the act or event of market relevance, which does not place the Company's legitimate interests at risk, may submit the matter to the Securities and Exchange Commission - CVM, pursuant to the provisions of paragraph 2 of Article 4.

Article 7 It is incumbent on the Directors, members of the Board of Directors and Fiscal Council, of any organs with technical and consultative functions created through a statutory resolution, of the Business Committee and Management Committees established respectively by the Board of Directors and by the Executive Board of Petrobras, of organs comprising employees of the Senior Management, as well as any of the Company's employees who are privy to the act or event of market relevance, to maintain this information confidential until its due dissemination to the market.

Para. 1 The individuals referred to in the first sentence to this article:

I - cannot use this information to obtain for themselves or for others any advantage by the buying and selling of securities issued by Petrobras, or other instruments indexed to such securities;

II - must ensure that the provisions in this article are not violated by subordinates or third parties in their trust; and

III - must communicate to the Company their assets relative to securities issued by Petrobras or other instruments indexed to such securities and must immediately communicate the fact following any movement in their position.

Para.2 Those considered trusted third parties are individuals who have a commercial and professional relationship or one of trust with the Company, such as independent auditors and other individuals and institutions comprising the distribution system. Third parties will also include spouses from whom the individuals in the first sentence of this article are not legally separated, common law partner, any dependent included in his/her annual income tax return and corporations controlled directly or indirectly by these individuals and, additionally, anyone that has a relationship of trust with these same corporations.

Article 8 The Company will communicate formally with the Directors, to members of the (i) Board of Directors, (ii) Fiscal Council, (iii) technical and consultative bodies created through a statutory resolution, (iv) Business Committee created by a decision of the Board of Directors and (v) members of the Management Committees created by the Executive Board, the terms of the decision of the Board of Directors which approves or alters the Policy for Disseminating Information on Acts or Events of Relevance to the Market. The Company will obtain from these individuals their respective formal adhesion in an instrument which must be filed at the Company's head office from the date the said adhesion is established up to the end of the fifth year or at least until the relationship with the Company is terminated.

Sole Paragraph. The Company will hold at its head office and available to the CVM, the list of individuals mentioned in the first sentence of this article with their respective identification details, an indication of their position or function, address and corporate or individual tax enrollment number, this information to be up-dated whenever there is any change.

Article 9 The same individuals referred to in the first sentence of article 8 are required to communicate to the Company, the CVM and the Bovespa, or any other stock exchange or entity responsible for the organized over-the-counter market on which securities issued by the Company are negotiated, the quantity, characteristics and form of acquisition of the securities issued by both the Company and its controlled corporations - publicly held open capital companies – or other instruments which are indexed to such securities, of which the said individuals are the beneficial owners, as well as any changes in the positions held.

Para. 1 The communication must contain at least the following information:

I - name and identification of the beneficial owner, including his/her tax enrollment number;

II - quantity, by type and class in the case of shares, and remaining characteristics in the case of other securities as well as the identification of the issuing Company;

III - form, price and date of the transactions.

Para 2 The communication will be sent to the Company immediately following the investiture of the individuals in the position and within a maximum term of 10 (ten) days following the end of the month in which a change in position occurred, with an indication of the outstanding position in the period.

Para. 3 Also to be listed are the securities held by the individual's spouse from who he/she is not legally separated, common law partner, any dependent included in his/her annual income tax return and corporations controlled directly or indirectly by these individuals.

Article 10 The prohibitions contemplated in this Chapter apply both for negotiations on the stock exchange and organized over-the-counter market and also negotiations carried on outside the stock exchanges and without the intervention of an institution which is part of the distribution system.

Chapter II

POLICY FOR NEGOTIATION OF SECURITIES

Article 11 The Investor Relations Director will be the director responsible for implementation of the necessary procedures for compliance with the Negotiation Policies and for their monitoring.

Article 12 The Company's Directors, members of the Board of Directors and the Fiscal Council, Executive Managers, members of the Business and Management Committees set up respectively by the Board of Directors and by the Executive Board and any technical and consultative bodies created by a statutory resolution as well as employees in the Investor Relations area, are all prohibited from negotiating securities issued by Petrobras and publicly held companies controlled by it or in which it holds a stake or other securities indexed to those of Petrobras during the following periods:

a) before 180 (one hundred and eighty) days have elapsed as from the date of acquisition through the stock exchanges;

b) for the period of one month immediately preceding the closing of the financial year and until the publication of the notice making the financial statements available to the shareholders or the publication of the financial statements themselves, whichever occurs first;

c) in the period between the date a decision is taken by the appropriate corporate body to increase or reduce the capital stock, distribute dividends, stock dividends or their derivatives, to split, or make a reverse split or issue other securities, and the publication of the respective notices or announcements;

d) during the process of a buy-back or sale of the shares issued by the Company itself, its controlled companies, affiliates or other corporation under common control;

e) in the 15 (fifteen) days prior to the dissemination of the Company's quarterly information (ITR), standard financial statements (DFP), and annual information (IAN);

f) before the dissemination to the market of an act or event of relevance to the market involving the Company's business;

Para. 1 Prior to dissemination to the market of an act or event of market relevance to the Company's business, it is also prohibited to negotiate securities issued by the Company or by publicly held open capital companies controlled by the Company or in which the Company holds a stake, or other securities indexed to those issued by the Company or by whoever, in virtue of his/her post, function, employment or position in the Company, its controlled or affiliate companies, has knowledge of the information relative to the act or event of market relevance.

Para. 2 Without prejudice to the provisions in the preceding paragraph, the prohibition in the leading sentence is applicable to the individuals therein mentioned following their resignation from the Company management for a term of six months from the date they leave the Company.

Para. 3 In the event of *force majeure* which requires the need to sell securities in contravention of the rules contained in this article, the party concerned must communicate the fact to the Investor Relations Director, who will decide on any request presented and duly supported by a suitable justification.

Para. 4 It is incumbent on the Investor Relations Director to investigate the reason and the purpose of the operation and if need be, obtain prior ruling from the Brazilian Securities and Exchange Commission - CVM with respect to the matter.

Article 13 The individuals referred to in the first sentence of Article 12 may have their own plans for negotiating securities issued by the Company, these plans to be presented to the Investor Relations Director for the purpose of examining their compatibility with the provisions in this Code.

Para.1 The Company will only approve the Plan should its contents not represent the use of relevant information obtained on a privileged basis. Thus the Plan must be prepared in such a way that the decision to buy or sell cannot be taken after the information has become known, the proponent of the Plan thereby not exercising any influence on the operation, the relevant information for which has not been released to the market.

Para. 2 The Plan must include the nature of the operations programmed, both in terms of buying and selling, as well as dates, quantities and the prices or a predetermined criterion for deciding these elements, all of which must be compatible with the provisions in Article12.

Para.3 The individuals cited in the first sentence of article 12 must communicate to the stock exchanges or the entity responsible for the organized over-the-counter market as to their plans for periodic negotiation of securities as well as subsequent alterations or infringements of such plans.

Article 14 The same restrictions provided for in article 12 of this Code also apply to Petrobras with respect to the negotiation of its own shares.

Article 15 The prohibitions contemplated in this Chapter apply both for negotiations on the stock exchange and organized over-the-counter market and also negotiations carried on outside the stock exchanges and without the intervention of an institution which is part of the distribution system.

Article 16 The Investor Relations Director is responsible for informing the parties referred to in the first sentence of article 12 as to dates and periods in which the negotiation of securities is forbidden.

Article 17 The controlling shareholder of Petrobras may adhere to the Company's Negotiation of Securities Policy in accordance with the terms and pursuant to paragraph 7 of Article 13 of CVM Instruction 358/02, without prejudice to the legal provisions and pertinent regulations.

Chapter III

POLICY FOR CONDUCT OF MANAGEMENT AND EMPLOYEES WHO COMPRISE THE SENIOR MANAGEMENT OF PETROBRAS

Article 18 Management and employees comprising the Senior Management of Petrobras have the same duty of loyalty and consequently must conduct themselves in such a way as to avoid any occurrence of situations which may be construed as a conflict of interest and affect the Company's businesses and operations.

Article 19 The management and employees comprising the Senior Management of Petrobras, principally those employees in positions of authority or, as a result of their functions, having contact with clients, suppliers and competitors, must, in compliance with this Policy, abstain from:

a) receiving from any supplier, client or competitor, a reward or payment for services rendered as an employee or consultant;

b) receiving for himself or any member of his family or person residing in his place of abode, gifts or entertainment which, irrespective of value, may give grounds for conflicts of interest;

c) practicing any acts that place him/her in a position of subordination or under the influence of a supplier, client or competitor.

Article 20 The conduct of the management and employees comprising the Senior Management of Petrobras must be based on the policy established in this chapter as well as the Code of Conduct for Senior Federal Government Management relative to those items not covered by the Good Practices Code.

Article 21 The management and employees comprising the Senior Management of Petrobras must serve the Company loyally and carry out the duties established in the law and Bylaws to achieve the required objectives in the corporate interest, the requirements of the public good and the social function of the Company having been satisfied.

Chapter IV

POLICY FOR INDICATION TO MANAGEMENT POSITIONS IN THE SUBSIDIARIES, CONTROLLED COMPANIES AND AFFILIATES

Article 22 Members of the Executive Board are able to exercise concurrently positions in the management of subsidiaries, controlled companies and affiliates, as long as the said corporations exercise activities in the same respective area as those performed by these Executive Board members in accordance with the Basic Organization Plan.

Article 23 It is incumbent on the Board of Directors to examine each request involving the indication of members of the Executive Board to hold positions on the management of subsidiaries, controlled companies and affiliates of the Company.

Sole Paragraph. The Board of Directors may delegate to the Executive Board the responsibility in each case, to examine and decide the requests for the indication of members of the Executive Board to hold other management positions at the subsidiaries, controlled companies and affiliates of the Company in view of the relevance of the technical knowledge he/she brings to the performance of the function in the said corporations as well as for the purpose of maintaining the guidelines and the strategic plan outlined by the Board of Directors of Petrobras.

Article 24 The holding of a position in the management of affiliate, controlled and subsidiary companies may not result in a failure to fulfill the legal duties required from this professional as an Executive Director of Petrobras.

Article 25 The concurrent holding of management positions at Petrobras and also at its subsidiary, controlled and affiliate companies in the manner indicated above reflects the objective of achieving a single administrative and command unit based on the guidelines established by the Board of Directors of Petrobras.

Chapter V

INVESTOR RELATIONS POLICY

Article 26 The CFO and Investor Relations Director is the Company representative responsible for supplying information to the securities market and regulatory and self-regulatory entities pertaining to this market. The same director will be responsible for outlining a policy for investor relations.

Sole Paragraph. The Director will appoint an Executive Investor Relationship Manager, who will act under the guidance and supervision of the Director as the official spokesperson for the Company and be responsible for executing the investor relations policy, being incumbent on him/her to:

I – protect the image and credibility of Petrobras in the eyes of investors, investment analysts and the market at large, and

II - promote the announcement and dissemination of information to the market in a proactive, transparent, disciplined, careful, complete and impartial manner in accord with legal and regulatory requisites.

Article 27 It is Petrobras's duty, in a timely manner, to correct relevant information considered accurate when released to the market but subsequently found to be incorrect, as well as to up-date relevant information whenever this is modified in such a way as to impact the negotiation of securities issued by the Company in the market.

Para. 1 The dissemination of these alterations will be made through the same channels as the announcement of the original information. It is recommended that in case of error, immediately following the announcement of the correction, a conference call with investors and investment analysts be held for explaining the reasons for the corrections made.

Para 2 When the information is of a non-relevant nature, and announced voluntarily, Petrobras will up-date the data through the company website and press releases, however at the same time, and at the Company's discretion, reexamining the convenience and usefulness of maintaining the flow of this information.

Article 28 The dissemination of relevant information must be made uniformly so that all investors and investment analysts are made aware of the information before the start or after the closing of trading of securities issued by the Company.

Para. 1 Petrobras will adopt the policy of not commenting on any rumors that may arise, unless they directly affect the negotiation of its own securities, or other securities indexed to these of the Company. In this case, it will issue a declaration denying or confirming the news. In addition, Petrobras will not respond to market rumors via the Internet.

Para. 2 In the case of extraordinary circumstances of inadvertent selective dissemination or the leaking of an act or event of market relevance, it may become imperative to immediately release the information even during the hours that the said securities are being traded. In the latter case, the CFO and Investor Relations Director has the autonomy to request the appropriate authorities to suspend trading.

Article 29 Should Petrobras exercise its prerogative of disseminating any prospective information (or forecast), to enable investors and investment analysts to better evaluate the Company and its future opportunities, the assumptions and details used in the relative calculations must be clearly shown for each one of the items and forecast periods.

Sole paragraph. If and when the forecasts cease to be valid or are changed, Petrobras will announce the corrections or up-dated forecasts.

Article 30 In principle, Petrobras, will adopt a policy of not endorsing investment recommendations by investment analysts, neither will it comment as to conclusions or results' forecasts which must reflect independent opinions.

Para. 1 Consequently, Petrobras must be cautious in distributing or making reference to investment analysts' reports, even if public knowledge, in this way avoiding any inference as to preference for any particular one of them. Should the Company eventually distribute such reports, it will include a statement disclaiming any endorsement of the respective conclusions.

Para. 2 With the purpose improving the level of disclosure in these reports, the Company when it believes opportune, will restrict itself to correcting errors of historical fact or clarifying badly interpreted press releases as well as pointing to information that has been omitted and which is public knowledge.

Para. 3 The Company will only announce the existence of extraordinary items which can cause a difference in the forecasted results of investment analysts if it has sufficient elements to provide an appropriate clarification, in which case the information will be transmitted via the Company website and Press releases.

Article 31 Petrobras will only participate in chat rooms which the Company itself sponsors or which are programmed in partnership with financial institutions and coordinated by the Executive Investor Relations Management. As a general rule, on these occasions only those managers designated by the Company's Senior Management may speak.

Article 32 The Company's in-house system of communicating information will be conducted in writing, transmission by facsimile or e-mail being acceptable with the individual who provides the information duly identified as well as indicating his/her position or function. The information must also contain a clear statement as to restrictions on access and dissemination of this same information to the general public.

Article 33 With the proviso of the exceptions contained in the pertinent legislation, Petrobras will assure the confidentiality and security of the registered information of the shareholders, thus avoiding the use of such information for the sending of advertising material via direct mailing shots, the exception being institutional correspondence sent by Petrobras itself.

Sole Paragraph. Those employees who breach the confidentiality regulations either directly or indirectly are subject to the legal penalties.

PETROBRAS' CORPORATE GOVERNANCE GUIDELINES

The purpose of this paper is to set guidelines for a corporate governance model for Petrobras. The Board of Directors is expected to actively participate in setting strategic direction, overseeing management performance and defending shareholders' interests.

1 Board of Directors

1.1 Mission

The Board of Directors aims to promote long-term business prosperity through independent initiatives and permanent concern for shareholders' interests. This will be achieved by overseeing the acts of the Executive Board and setting strategic guidelines for the Company.

1.2 Principles

The Board's principles, aside from those required by law, which are to be found in the Company's bylaws and Internal Regulations, are as follows:

- Equal treatment for all shareholders concerning decisions which can affect different classes of shareholders differently;
- Consideration for all the Company's different stakeholders when making decisions;
- Administration of potential conflicts of interest between shareholders, members of the Board and management;
- Guaranteed compliance with corporate governance practice, making whatever changes in the Company that are necessary;
- Guaranteed compliance with the Company's ethical and environmental code;
- Performance analysis and setting of senior management remuneration;

1.3 Board Composition and Qualifications

1.3.1. Size

The Board currently has nine members. The Board should review this number periodically and propose to shareholders any changes needed to ensure the best interests of the company.

1.3.2. Composition

The Federal Government, as majority shareholder, will always have the right to appoint a majority of Board members. Minority shareholders have the right to elect at least one member, if, that is, multiple voting rights do not give them more than one. Preferred shareholders can elect one member of the Board if, together, they represent a minimum of 10% of shareholders' equity, not counting the majority shareholder.

1.3.3. Presidency

The President of the Board is elected by the General Shareholders Meeting. The Company President is not recommended for this position, to ensure the Board's independence.

1.3.4. Change of Board member's profession

If a Board member changes profession after being elected, he is recommended to tender his resignation. The Board is free to recommend to shareholders that he continue under his new profession.

1.3.5 Qualifications and experience

Candidates for Petrobras' Board of Directors are expected to possess the following qualities:

- Personal integrity;
- Absence of conflicts of interest;
- Availability;
- Motivation;
- A sharing of the Company's values;
- Familiarity with best corporate governance practices.

In addition, the Board will seek to diversify membership by looking for the following type of experience or knowledge among members:

- CEO experience;
- Familiarity with accounting and finance;
- Specific knowledge of the energy sector;
- Familiarity with domestic and international markets;
- Strategic vi sion.

1.3.6 Term of Office

Board members' term of office will be one year. Unrestricted re-elections are permitted.

1.3.7 Restrictions on other Board memberships

The Board will recommend that members do not sit on other Boards to an extent incompatible with the exercise of their functions. This is to ensure that members have enough time to prepare for meetings and effectively participate in the Board.

1.4 Board Committees

1.4.1 Number and structure of Committees

The Board of Directors has the right to create or terminate Board Committees. The Committees are to help the Board analyze and make recommendations on specific issues that require more time than the meetings offer. The three Committees currently being set up are: the Audit Committee, the Compensation and Succession Committee and the Environment Committee.

Committees are composed exclusively of Board members, who study the issues and make proposals at the Board meetings. Decisions on these issues are always taken by the Board of Directors.

1.4.2 Size and frequency of Committees

Committees have between two and four members and should meet once a quarter, not counting extraordinary meetings whenever necessary.

1.4.3 Duties of the Audit Committee

- Assist the Board of Directors to ensure that the Company's financial statements are drawn up in accordance with legal requirements;
- Monitor and evaluate the internal and external auditors' activities;
- Where appropriate, improve communication between the Board of Directors, the Fiscal Council, the Executive Board and the internal and external auditors;
- Monitor the drawing up of financial statements and improvements to internal controls.

1.4.4 Duties of the Remuneration and Succession Committee

- Propose to the Board of Directors performance targets for members of the Executive Board;
- Propose to the Board remuneration packages for members of the Board of Directors and the Executive Board, including salaries, bonuses and other benefits;
- Monitor succession planning for key company positions as well as the performance of fast-track executives;
- Evaluate the efficiency of procedures for retaining Company talent;
- Analyze and submit to the Board proposals for appointments of new members to the Executive Board.

1.4.5 Duties of the Environment Committee

- Advise the Board of Directors on strategies concerning environmental questions, in order that the Company achieve sustainable growth;
- Oversee the management of the environmental risks and work safety issues that could affect the Company, following up on actions taken to mitigate and control such risks;
- Review, and recommend to the Board for approval, safety, environmental and health policies, as well as changes in environmental policies to comply with regulatory organs and public expectations;
- Analyze and integrate safety, environment and health activities, establishing measurable environmental targets and following up on performance;
- Review and approve an environmental audit program.

1.5 Performance appraisal

1.5.1 Board of Directors

The Board should conduct annual performance self-appraisals, based on pre-established criteria and the guidelines set out in the following corporate governance documents: Bylaws, Corporate Governance guidelines, the Good Practices Code and the Internal Regulations of the Board of Directors. The purpose of this appraisal is to improve the overall performance of the Board.

1.5.2 Executive Board

The Board should make semi-annual performance appraisals of the Company's President and Directors, using pre-established criteria that ensure convergence of the interests of the Executive Board members with the Company's long-term interests. The performance expected of the President and the Directors should be compatible with that required of senior executives of companies in the same sector and of similar size.

1.6 Relations with the market

Senior Company executives are responsible for public relations in their respective areas. Members of the Board of Directors may, in coordination with the Executive Board and the relevant areas within the Company, make communications or presentations to the public.

1.7 Introduction of new Board members

Each new Petrobras Board member is recommended to undergo an induction program, including, at a minimum, the following elements:

- One-on-one meetings with other Board members and senior Company executives, touching on topics such as Company strategy, business organization and initiatives for change currently under way;
- Review of corporate documents, such as recent annual reports, minutes of general and extraordinary shareholders meetings, minutes of the meetings of the Board of Directors, Bylaws, Internal Regulation of the Board of Directors, the Good Practices Code and Corporate Governance guidelines, among others.

- Visits to Company installations.

1.8 Board of Directors' access to information

Board members may request the Board of Directors to hire the services of outside professionals to assist in understanding certain topics to be put before the Board. In addition, members should have direct access to Company executives for additional explanations and any corporate documents they may require.

2 Consulting preferred shareholders

The Company's top management will always give due attention to opinions, suggestions or recommendations from minority shareholders, especially preferred shareholders and particularly as regards the following issues:

- Any transformation, incorporation, merger or split of the Company;
- Approval of direct or indirect contracts between the Company and the federal government or entities in which the federal government is a shareholder;
- Valuation of any goods used to subscribe new equity in the company;
- Selection of any specialized advisor to determine the economic value of the Company, in the event of a de-listing.

The Investor Relations Department acts as the primary communication channel for the above issues.